Item 1.      FINANCIAL STATEMENTS

                                              AJAY SPORTS, INC. AND SUBSIDIARIES
                                                  CONSOLIDATED BALANCE SHEETS
                                                         (IN THOUSANDS)


                                                                                September 30, 1998                     December 31,
                                                                                       (Unaudited)                             1997
                                                                                -------------------               -----------------
ASSETS
Current assets:
     Cash and cash equivalents                                                            $      20                      $      234
     Marketable securities                                                                      500                               -
     Trade accounts receivable, net                                                           2,823                           5,060
     Inventories                                                                              5,332                           6,398
     Prepaid expenses and other current assets                                                  546                             304
     Deferred tax benefit                                                                       363                             363
                                                                                          ---------                       ---------
                    Total current assets                                                      9,584                          12,359

Fixed assets, net                                                                             1,637                           1,723
Other assets                                                                                    187                             106
Deferred tax benefit                                                                            756                             756
Goodwill                                                                                      1,632                           1,670
                                                                                          ---------                       ---------
                   Total assets                                                           $  13,796                       $  16,614
                                                                                          =========                       =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Notes payable to affiliates                                                         $     100                       $     160
      Notes payable to bank                                                                     195                             107
      Current portion of capital lease                                                            3                               4
      Accounts payable                                                                        1,219                           3,204
      Accrued expenses                                                                          513                             684
                                                                                          ---------                       ---------
Total current liabilities                                                                     2,030                           4,159

Notes payable to affiliates  -  long term                                                     1,587                           4,212
Notes payable to banks  -  long  term                                                         6,416                           9,017
Commitments and contingencies                                                                     -                               -

Stockholders' equity:
      Preferred stock, 10,000,000 shares authorized,
         Series B, $0.01 par value, 12,500 shares
           outstanding at liquidation value                                                   1,250                           1,250
         Series C, $0.01 par value, 296,170 shares
           outstanding at stated value                                                        2,962                           2,962
         Series D, $0.01 par value, 6,000,000 shares                                             60                               -
      Common stock, $0.01 par value 100,000,000 shares authorized,
           3,956,815  shares outstanding                                                         39                             233
Additional paid-in capital                                                                   14,446                           9,313
Accumulated deficit                                                                         (14,994)                        (14,532)
                                                                                         ----------                       ---------
            Total stockholders' equity                                                        3,763                            (774)
                                                                                         ----------                       ---------
             Total liabilities and stockholders' equity                                  $   13,796                       $  16,614
                                                                                         ==========                       =========



                                                AJAY SPORTS, INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                            (UNAUDITED)


                                                          Three Months                      Nine  Months
                                                       Ended September 30,               Ended September 30,
                                                       1998            1997              1998           1997
                                                      -----           -----             -----          -----

Net sales                                          $  4,214        $  6,854          $ 20,803       $ 24,039

Cost of sales                                         3,619           6,248            17,284         20,356
                                                     ------          ------            ------         ------
      Gross profit                                      595             606             3,519          3,683

Selling, general and                                    857           1,248             3,063          3,710
   administrative expenses                           ------          ------            ------         ------

      Operating income  (loss)                         (262)           (642)              456            (27)

Non-operating expense:
      Interest expense, affiliates                       69              96               245            157
      Interest expense, non-affiliates                  194             234               668            889
      Other, net                                        100              24                 2             44
                                                     ------          ------            ------         ------
      Total non-operating expense                       363             354               915          1,090
                                                     ------          ------            ------         ------
Loss before income taxes                               (625)           (996)             (459)        (1,117)

Net loss                                           $   (625)       $   (996)         $   (459)      $ (1,117)
                                                     ======          ======            ======         ======

Basic and diluted earnings per share*              $  (0.18)       $  (0.28)         $  (0.19)      $  (0.36)
                                                     ======          ======            ======         ======
Weighted average common shares outstanding            3,920           3,879             3,892          3,879
                                                     ======          ======            ======         ======



* Computed by dividing net income or loss, after reduction for undeclared, cumulative preferred stock dividends, by the weighted average number of common shares outstanding.

            Net loss as reported above             $   (625)       $   (996)         $   (459)      $ (1,117)
            Undeclared cumulative preferred dividends   (90)            (99)             (288)          (297)
                                                     ------          ------            ------         ------
            Loss applicable to common stock        $   (715)       $ (1,095)         $   (747)      $ (1,414)
                                                     ======          ======            ======         ======




                                                               2


                                                  AJAY SPORTS, INC. AND SUBSIDIARIES
                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       (IN THOUSANDS), (UNAUDITED)



                                                                                        Nine Months
                                                                                    Ended  September 30,
                                                                                 1998                1997
                                                                                -------             -------
Cash flows from operating activities:
     Net income (loss)                                                          $  (459)            $  (1,117)
      Adjustments to reconcile net cash flows from
      operating activities:
                  Depreciation and amortization                                     273                   292
      Change in assets [(increase)/decrease] and
       liabilities [increase/(decrease)]:
                    Marketable securities                                          (500)                    -
                    Trade accounts receivable, net                                2,237                  (730)
                    Inventories                                                   1,066                   958
                    Prepaid expenses and other current assets                      (242)                 (418)
                    Other assets                                                    (81)                   86
                    Accounts payable                                             (1,985)                  401
                    Accrued expenses                                               (172)                  333
                                                                                 -------               -------
                    Net cash used in
                    operating activities                                            137                  (195)
                                                                                 -------               -------
Cash flows from investing activities:
       Acquisitions of property, plant, equipment                                  (153)                 (220)
                                                                                 -------               -------
                     Net cash used in
                     investing activities                                          (153)                 (220)
                                                                                 -------               -------
Cash flows from financing activities:
        Net reduction in bank loans                                              (2,513)               (2,500)
        Increases in advances from affiliates                                     2,315                 3,051
        Dividends paid                                                               -                    (82)
                                                                                 -------               -------
                      Net cash provided by
                      financing activities                                         (198)                  469
                                                                                 -------               -------
Net increase (decrease) in cash                                                    (214)                   54
Cash at beginning of period                                                         234                    64
                                                                                 -------               -------
Cash at end of period                                                           $    20               $   118
                                                                                 =======               =======
Supplemental disclosures of cash flow information:
       Cash paid for interest                                                   $   899               $   880
                                                                                 =======               =======
       Cash paid for income tax                                                       -                     -
                                                                                 =======               =======





                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Cautionary Statement: This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, those statements relating to development of new products, the financial condition of the Company, the ability to increase distribution of the Company's products, integration of businesses the Company has acquired, disposition of any current business of the Company, and the Company's relationship with Williams Controls, Inc., a related company. These forward-looking statements are subject to the business and economic risks faced by the Company. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described above and other factors described elsewhere in this report.


Note 1.  BASIS OF PRESENTATION

The condensed consolidated financial statements included herein have been prepared by Ajay Sports, Inc. (the "Company") without audit and pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company, the financial statements reflect all adjustments, which consist only of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 1998 and the results of operations for the three and nine-month periods ended September 30, 1998 and 1997 and the cash flows for the same nine-month periods.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC rules and regulations dealing with interim financial statements. However, the Company believes that the disclosures made in the condensed financial statements included herein are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

The interim period results are not necessarily indicative of results which may be expected for any other interim period or for the full year. Certain costs are estimated for the full year and allocated to interim periods based on activity associated with the interim period. Accordingly, such costs are subject to year end adjustment.

Note 2.  INVENTORIES


The major classes of inventories (rounded to thousands) are as follows:

                                 September 30,             December 31,
                                    1998                      1997
                                 -------------             ------------

Raw Materials                    $    1,261                $    1,499

Work in Process                       1,136                     1,026

Finished Goods                        2,935                     3,873
                                 -------------             ------------

                                 $    5,332                $    6,398
                                 =============             ============

Note 3.  DEBT

On June 30, 1998, the Company restructured its credit facility with Wells Fargo Bank, National Association ("Wells") to separate its credit facility from that of Williams Controls, Inc. and its subsidiaries ("Williams"). The credit facility as restructured provides for maximum borrowing capacity of $10,025,000, consisting of a revolving credit facility of up to $9,500,000 and a term loan of $525,000. As a result of this transaction, the Company no longer has joint and several liability, cross collateral agreements or guarantees with Williams with respect to Williams' Wells Fargo credit facility. The Company's new asset-based credit facility from Wells provides the Company with approximately $700,000 of increased loan availabilities and borrowing capability against inventory and accounts receivable. The interest rate on the revolver is prime plus 1% and prime plus 1.5% on the term loan.

In connection with the restructuring of the Wells Fargo Bank credit facility, the Company entered into an agreement with Williams under which Williams agreed to make certain additional advances to the Company. As a result of these additional investments plus assumption of certain liabilities and potential additional payments to the bank, the debt and equity investments could reach $8,650,000 with an initial 3-year effective annual cost of 8.75% inclusive of interest, dividends and fees. On June 30, 1998, Williams converted $5,000,000 of this debt into 6,000,000 shares of a newly created series of preferred stock of the Company, the Series D Cumulative Convertible Non-Voting Preferred Stock. Series D is convertible into the Company's common stock at the rate of 0.55556 common shares for each preferred share. The Company delivered a promissory note to Williams for the unconverted portion of the debt. This note is secured by a lien on the Company's assets which is junior to the liens held by the Company's bank lenders. Williams continues to own approximately 17.3% of the outstanding common stock of the Company and holds options to purchase an additional 1,851,667 shares of common stock. Williams also continues to have rights, which were negotiated in 1994, to utilize for a fair market fee, excess floor space and related resources in the Company's manufacturing facilities in Wisconsin and Mexico.

The Company believes that the combination of the Wells and Williams refinancing agreements will result in an improved working capital position enabling the Company to pay down past due accounts payable. It also has increased liquidity, providing the Company with additional availability under its bank credit facility and strengthened the Company's capital structure by increasing equity.

Note 4.  BUSINESS SEGMENT REPORTING


The relative contributions to net sales, operating profit and identifiable assets of the Company's industry segments for the quarter and nine months ended September 30, 1998 and 1997 (unaudited) are as follows (in thousands):

------------------------------------------------------------------------------
                        Quarter Ended September 30, 1998
------------------------------------------------------------------------------
                                    GOLF
                                    ----------------------
                                    Mass     Specialty
                                    -------- ----------
                         Furniture  Merchant Golf Stores Corporate Consolidated
                         ---------  -------- ----------- --------- ------------
Net Sales                $    285  $   3,795  $    134   $      -   $    4,214
Operating Profit/(Loss)      (286)       211      (104)       (83)        (262)
Total Assets                1,875      9,879     2,043          -       13,797
Depreciation/Amortization      24         57        11          -           92
Capital Expenditures           40         38         -          -           78
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                        Quarter Ended September 30, 1997
------------------------------------------------------------------------------
                                    GOLF
                                    --------------------
                                    Mass     Specialty
                                    -------- -----------
                         Furniture  Merchant Golf Stores Corporate Consolidated
                         ---------  -------- ----------- --------- ------------
Net Sales                $    403  $  5,424   $  1,027  $       -   $    6,854
Operating Profit/(Loss)      (340)      200       (374)      (128)        (642)
Total Assets                2,365    11,981      4,367          -       18,713
Depreciation/Amortization      31        54         14          -           99
Capital Expenditures           47        72          2          -          121
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                      Nine Months Ended September 30, 1998
------------------------------------------------------------------------------
                                    GOLF
                                    -------------------
                                    Mass     Specialty
                                    -------- ---------
                          Furniture Merchant Golf Stores Corporate Consolidated
                          --------- -------- ----------- --------- ------------
Net Sales                $  3,235  $ 16,442   $  1,126  $       -   $   20,803
Operating Profit/(Loss)       (27)    1,229       (344)      (402)         456
Total Assets                1,875     9,879      2,043          -       13,797
Depreciation/Amortization      73       167         33          -          273
Capital Expenditures          102        51          -          -          153
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                      Nine Months Ended September 30, 1997
------------------------------------------------------------------------------
                                    GOLF
                                    ------------------
                                    Mass     Specialty
                                    -------- ----------
                          Furniture Merchant Golf Stores Corporate Consolidated
                          --------- -------- ----------- --------- ------------
Net Sales                $  3,764  $  16,755  $  3,520 $        -   $   24,039
Operating Profit/(Loss)       103        833      (726)      (237)         (27)
Total Assets                2,365     11,981     4,367          -       18,713
Depreciation/Amortization      67        167        58          -          292
Capital Expenditures          102        105        13          -          220
------------------------------------------------------------------------------

The year-on-year $2.3 million reduction in total assets in the specialty golf store segment results from the Company closing its California golf club manufacturing and office facility and reducing its golf club receivables and inventories. Year-to-date nine-months sales are off by $2.4 million in the specialty golf store channel due to de-emphasizing golf club sales.

Note 5.  DIVIDENDS

Dividends on Series B and C Convertible  Preferred  Stock have not been declared for 1997 or 1998 due to unavailability of funds. Dividends are in arrears on Series B in the amount of $981,500 and on Series C in the amount of $508,620. Dividends are permitted to be paid under the Wells bank credit agreement when sufficient funds become available.
                                       7